

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2010

The Corporation Trust Company of Nevada
As Agent for Revolutions Medical Corporation
One East First Street
Reno, NV 89501

> **Re:** **Revolutions Medical Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2010**
> **File No. 333-164348**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note your response to comment 1; however, the number of "Shares to be Offered" in your table beginning on page 21 differs from the number of shares in your fee table. Please reconcile. Ensure that your revisions are also consistent with the number of shares mentioned in Exhibit 5.1.

Risk Factors, page 10

2. We note your response to prior comment 2 and the amended drawdown equity financing agreement. Generally, it is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private placement while the related securities are the subject of a pending registration statement. Please provide us your analysis of how the amendment to the drawdown equity financing agreement is consistent with Section 5.

Exhibit 5.1

3.   We note your response to prior comment 7 and the continued reference to when the shares registered for resale "will be" legally issued, fully paid and non-assessable. If some of the shares have been previously issued by you to the selling stockholders, as indicated by note 1 to your fee table, then counsel's opinion should state, if true, that the shares have been legally issued, fully paid and non-assessable. Please file a revised opinion that clearly distinguishes between shares that have already been sold and shares that have not yet been sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any questions.

Sincerely,

Geoffrey Kruczek
Senior Attorney

cc (via fax):   Joseph M. Lucosky
Anslow & Jaclin, LLP